东方矿业旬阳矿区勘查工作小结



陕西地矿局第二地质队地调所

二〇[illegible]年十[illegible]月二十六日

东方矿业旬阳矿区勘查工作小结

（一）、矿区地质构造特征

1、地层

区内出露地层主要为上志留统水洞沟组（S_{3s}）一套浅变质细碎屑岩—灰绿色含黄铁矿粉砂质千枚岩，绢云母粉砂质千枚岩等。

2、构造

区内构造除区域性褶皱构造外（焦山寨向斜），断裂构造不发育，仅局部发育规模较小顺层破碎带。对区内矿体和工程施工没有太大的影响。

（二）、矿化体特征

通过地表工作大致查明了区内矿化体的分布及产态特征，初步发现和圈定金矿化体13条，其中规模较大的矿体有三条（K1、K2、K4），其它矿体均为单工程控制。

1、K1矿体：地表由6个槽探工程控制。矿体长度360米，厚度0.29-4.30米，矿体品位为 0.61--10.06g/t，矿体产状 1°—356° ∠11° -- 50°。

2、K2 矿体：由 3 个槽探工程控制。矿体长度 130 米，矿体厚度 0.22 米—1.74 米，品位 0.10—9.51g/t，矿体产状 24° --320° ∠ 9° --24° 。

3、K4 矿体：由 2 个等槽探工程控制。矿体长度 80 米，矿体厚度：0.28 米---0.56 米，矿体品位为 0.82—3.45g/t，控制矿体产状为：10° —300° ∠25° --40° 。

（三）、矿区水文地质特征

工作区内地形陡峭，沟谷发育，地形切割深，有利于地表水及地下水的排泄。地表水由羊儿沟、高家沟交汇于小水河流域，向南汇入汉江。地表水流量一般为 0.1－0.5 升／秒．区内最大水系小水河流域枯水期（5 月）流量 26.48 升／秒．平水期 50 升／秒．地下水主要靠大气降水补给，其次是地表径流的渗入补给，经岩层的渗流在沟谷深切割部位排泄补给地表水。

总之，区内含水性较差，隔水层隔水性好，无大的地表径流和地下涌水，水文地质条件简单。

（四）工程地质条件

区内矿体顶底板围岩为绢云母千枚岩、砂岩，新鲜基岩结构致密，岩石等级为Ⅴ级，裂隙和溶蚀孔隙不发育，岩石坚固稳定，岩石完整性中等或较完整，有利于开拓施工。施工过程中偶遇小规模的断层破碎带，需进行支护。

陕西地矿局第一地质队地调所

二 00 七年十月二十六日

3